Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 30, 2005

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 30, 2005, entitled "Statoil sells Borealis holding to IPIC and OMV".

Statoil sells Borealis holding to IPIC and OMV

Statoil ASA (OSE: STL, NYSE: STO) has sold its 50 per cent holding in the Borealis petrochemicals group to the International Petroleum Investment Company (IPIC) and OMV Aktiengesellschaft.

These two companies currently own the other 50 per cent of Borealis. After the sale, IPIC will own 65 per cent of the group and OMV 35 per cent respectively.

IPIC is Abu Dhabi's internationally active, strategic investment company, while OMV is a listed Austrian oil and gas company owned 17.6 per cent by IPIC and 31.5 per cent by the Austrian state.

The sale price of EUR 920 million plus EUR 80 million in a guaranteed dividend for 2005 - a total of EUR 1 billion - will be paid on closing. This gives Statoil an expected book gain of approximately NOK 1.7 billion.

"We are selling our interests in petrochemicals because this no longer forms part of our core business," explains Statoil chief executive Helge Lund.

"We have drawn up an ambitious industrial plan to continue developing Statoil as a competitive oil and gas company on the Norwegian continental shelf (NCS) and internationally. This will demand the full attention of the organisation and management.

"The sale to IPIC and OMV is an excellent industrial outcome for Borealis. As a responsible owner, Statoil has participated in developing Borealis industrially and financially to reach the strong position it enjoys today.

"Given the significant investment requirements faced by Borealis, not least in Abu Dhabi, we believe that it will be best served by owners which have petrochemicals as a core business and can thereby take a long-term view of the group."

Statoil has been a co-owner of Borealis since 1994 when the latter was created through the combination of the petrochemical operations belonging to Statoil and Finland's Neste. Neste sold its holding in 1998 to IPIC and OMV.

Throughout its ownership in Borealis, Statoil has been committed to strengthening Borealis and positioning it to meet future competition, not least in the form of long-term feedstock agreements and investments in existing plants.

Almost NOK 1 billion has been invested in Borealis facilities in Norway over the past couple of years alone.
Borealis will remain an important partner for Statoil as its biggest customer for natural gas liquids (NGL). Long-term contracts to deliver feedstock from the NCS to the petrochemical plants at Bamble south of Oslo were recently concluded and renewed. These include a 10-year agreement on delivering liquefied petroleum gases (LPG) from Statoil's Snøhvit development in the Barents Sea.

"IPIC and OMV are well placed to continue developing the group as a global petrochemical player and to maintain its position as a leading European producer in this sector," says Mr Lund.

Borealis ranks today as one of the biggest petrochemical groups in Europe, primarily producing olefins and polyolefins as feedstock for plastic products.

Headquartered in Denmark, the group has some 4,500 employees, an annual polyolefin capacity of about 3.5 million tonnes, and production facilities in 10 countries. Total turnover in 2004 was roughly EUR 4.6 billion.

The sale of Statoil's holding to IPIC and OMV has been approved by the respective boards of all three companies, but is conditional on obtaining the necessary approvals in the European Union, the USA and Brazil. Statoil does not anticipate any difficulties in securing these.

The transaction is expected to close by 31 December 2005 and will be recorded at that time.

Further information from:
Press:
Rannveig S Stangeland, + 47 51 99 94 26 (office), + 47 481 259 78 (mobile)

Investor Relations:
Mari Thjømøe, + 47 51 99 77 90 (office), + 47 90 77 78 24 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 23, 2005	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer